

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

July 15, 2009

<u>Via U.S. Mail</u>

Mr. Robert D. Stiles
Chief Financial Officer
Altisource Portfolio Solutions S.à r.l.
2-8 Avenue Charles de Gaulle
L-1653 Luxembourg
Grand Duchy of Luxembourg
R.C.S. Luxembourg: B 72 391

> **Re:    Altisource Portfolio Solutions S.à r.l.**
> **Registration Statement on Form 10**
> **Filed May 13, 2009 and amended on June 30, 2009 and July 13, 2009**
> **File No. 001-34354**

Dear Mr. Stiles:

We have completed our review of your Form 10 and do not, at this time, have any further comments.

Sincerely,

/s/Larry Spirgel
Assistant Director